Atento Announces New Board of Directors

•  Joining Atento’s board of directors will be Oliver Feix and John Madden of HPS, Roberto Rittes for GIC, and Antenor Camargo of Farallon, effective June 24

•  Board appointments follow the firms’ independent acquisition of Atento shares from Bain Capital

•  New board provide significant support as Atento continues executing its ambitious transformation plan, with the clear objective of keeping positioning the Company as one of the world’s most relevant and innovative customer experience and BPO providers

New York, June 25, 2020 - Atento S.A. (NYSE: ATTO, “Atento” or “Company”), the leading provider of customer relationship management and business process outsourcing services (CRM/BPO) in Latin America and one of the top five providers worldwide, today announced board appointments for representatives from HPS Investment Partners, LLC (“HPS”), GIC, and an investment fund affiliated with Farallon Capital Management, LLC (“Farallon”) (collectively, the “Institutional Investors”). The continuing appointment of these representatives will be subject to shareholder approval.

Following the completion this week of the acquisition of Atento’s shares by the aforementioned investors, a transaction initially announced on May 7, 2020, the Company welcomes to its board of directors Oliver Feix and John Madden of HPS, Roberto Rittes, representing GIC, and Antenor Camargo of Farallon, all of whom replace the four directors previously appointed by Bain Capital. With the conclusion of the transaction, including the transfer of shares from Bain Capital to the Institutional Investors, HPS now holds approximately 25%, GIC 22% and Farallon 15% of Atento’s shares. The new board appointments became effective on June 24.

Carlos López-Abadía, Atento’s Chief Executive Officer, said: “Joining our Board of Directors are executives whose breadth of knowledge are already a key asset to our Company. The appointments of Oliver Feix, John Madden, Roberto Rittes and Antenor Camargo to our board provide significant support as we continue executing our ambitious transformation plan, with the clear objective of keeping positioning Atento as one of the world’s most relevant and innovative customer experience and BPO providers." López-Abadía also highlighted that "our new board members share our enthusiasm about extending Atento’s market leadership, thanks to their relevant experience. We are very sure that Atento will gain from this relationship as well as from their understanding of the industry in different contexts and international markets.”

New members of Atento’s Board of Directors

Antenor Camargo is Co-Founder of Farallon Capital Latin America, part of Farallon Capital Management. Prior to joining Farallon, Antenor was co-founding partner at FKG Capital, a hedge fund focused on Latin America and founded in 2011 in partnership with Farallon and Daniel Goldberg (former CEO of Morgan Stanley in Brazil). Antenor earned his Bachelor’s in Business Administration (BBA) with a focus in Business Administration, Management and Finance from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

Oliver Feix is a Managing Director at HPS Investment Partners. Prior to joining HPS in 2008, Mr. Feix was a Vice President at Morgan Stanley and a member of the Leveraged and Acquisition Finance Team, where he focused on originating, executing and distributing leveraged loans and special situation financings. Prior to that, Mr. Feix worked at Deutsche Bank in London. Mr. Feix holds an MSc in Economics from the University of Konstanz.

John Madden is a Managing Director at HPS Investment Partners. Mr. Madden built his career in global financial institutions in the US and UK.  He spent 16 years at Arcapita, a private equity firm, where he worked in both the US and London offices. Mr. Madden holds a BA in Political Economy from Williams College.

Roberto Rittes is the CEO of Nextel Telecom. Prior to joining Nextel, Mr. Rittes was a principal at H.I.G. Capital, a leading global private equity firm. He also served as COO of Boa Vista Serviços, a Brazilian credit bureau managed by TMG Capital, as CFO of Estre Ambiental, an environmental services group managed by BTG and Angra, and as key officer for Brazilian telecom companies Brasil Telecom and Oi. Mr. Rittes has a Master’s degree in Business Administration from Harvard Business School and a Bachelor degrees in Business Administration (BBA) with a focus in Public Administration from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

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About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. For more information visit www.atento.com

Investor Relations Shay Chor +55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and Atento’s industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have.  Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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